UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 10, 2022, Waldencast plc (the “Company”) will host a conference call and simultaneous webcast to discuss the Company’s financial results for the quarter ended September 30, 2022. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company’s website, https://ir.waldencast.com. A copy of the Company’s press release and earnings release supplement for the quarter ended September 30, 2022 is attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated November 10, 2022
99.2	Waldencast plc Supplemental Information for the quarter ended September 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 10, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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